DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350 www.dlapiper.com
Christopher R. Stambaugh christopher.stambaugh@us.dlapiper.com
T 919.786.2040
F 919.786.2240

Via EDGAR

May 2, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:	Shannon Menjivar

Ameen Hamady

Pearlyne Paulemon

Brigitte Lippmann

Re:	Inland Private Capital Alternative Assets Fund, LLC

Draft Registration Statement on Form S-11

Submitted February 2, 2023

CIK No. 0001959961

Ladies and Gentlemen:

This letter sets forth the confidential response of our client, Inland Private Capital Alternative Assets Fund, LLC (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated February 28, 2023, pertaining to the Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the SEC on February 2, 2023. The Company has prepared and confidentially submitted herewith Amendment No. 1 to the Draft Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

DRS Submitted February 2, 2023

Risk Factors, page 69

1.

We note your disclosure on page 69 and elsewhere in the prospectus that there may be overlap of investment opportunities with other Inland Programs. Please expand your disclosure to provide insight into these competing funds, such as the size and type of funds. Also describe in greater detail how opportunities are allocated and conflicts of interest resolved.

Response: The Company has expanded its disclosure on pages 4, 69 and 120 of the prospectus as requested. We note that currently there are no other Inland programs with similar investment objectives that are competing for similar investment opportunities.

Management, page 96

2.	Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates.

Response: No termination fees are payable to the adviser, dealer manager or any of their affiliates.

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

Net Asset Value Calculation and Valuation Guidelines, page 124

3.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: Please find enclosed the template for the Company’s future NAV disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 132

4.

We note your disclosure that even though you currently control the Operating Partnership as its general partner, you are not able to consolidate the Operating Partnership because you do not have sufficient equity in the Operating Partnership. Furthermore, we note that subsequent to investing the proceeds from the offering in the Operating partnership you expect to account for the units acquired in the Operating Partnership as an equity method investment until such time that you can consolidate the Operating Partnership. In order to better understand your current accounting and intended future accounting please provide us with your analysis under ASC 810 and ASC 323 such that you were able to conclude that you do not consolidate the Operating Partnership currently even though you have control and that even with such control you expect to account for the Operating Partnership initially as an equity method investment.

Response: The Company evaluated consolidation of the Operating Partnership through the variable interest entity, or “VIE,” model. The Company, in its role of the general partner of the Operating Partnership, has the power to direct activities that most significantly impact the Operating Partnership’s economic performance, and the Operating Partnership’s unitholders do not hold substantive kick-out rights or participating rights. ASC 810-10-15-14(b)(1)(ii) states that if the limited partners do not have substantive kick-out rights or participating rights, then the limited partnership is a VIE. In order to determine if the Company should consolidate the Operating Partnership under the VIE model, the Company considered if it meets the power and economics criteria of ASC 810-10-25-38A through ASC 810-10-25-38J. The Company concluded it does meet the power criteria as the general partner of the Operating Partnership, but does not meet the economics criteria. As noted above, the Company, in its role of the general partner, has the power to direct activities that most significantly impact the Operating Partnership’s economic performance, which include entering into management agreements with affiliates of its sponsor to manage all aspects of operating, investing and financing activities of the Operating Partnership. The Company and the Operating Partnership entered into a Business Management Agreement with an affiliate of the sponsor (Inland Real Estate Investment Corporation), effective as of July 14, 2021, to manage the business affairs of the Company and the Operating Partnership. In addition, the Operating Partnership has engaged another affiliate of the sponsor, to manage certain properties acquired by the Operating Partnership.    Through and as of the balance sheet date, the Company held no equity interest in the Operating Partnership. Affiliates of the Company were granted less than 1% of the Operating Partnership units in the Roll-up Transaction; however, those units have no special rights associated with them and the affiliates are not consolidated by the Company. Accordingly, as the Company does not hold a financial interest in the Operating Partnership, it does not meet the criteria to be the primary beneficiary.

The Operating Partnership’s equity is held by the limited partners of the Operating Partnership, and the Company holds no partnership interests in, or other economic interest in, the Operating Partnership. The Company will be initially capitalized by the Company’s sponsor, Inland Real Estate Investment Corporation, and intends to raise additional capital through the distribution period, and contribute those proceeds to the Operating Partnership in exchange for units in the Operating Partnership to allow the Operating Partnership to make additional investments.    As proceeds of the offering are contributed to the Operating Partnership, the Company’s financial interest in the Operating Partnership will increase. We note that the consolidation literature does not provide a bright line threshold for the determination of when an economic interest is significant enough to warrant consolidation (as the primary beneficiary) in situations where the party already has decision-making power. Considering judgment is required when

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

determining what is significant, the Company will evaluate qualitative and quantitative factors to determine what level of economic interest would result in consolidation. It is anticipated that in the future the Company (along with interests that may be held by related party affiliates under common control with the Company) will hold an economic interest that could potentially be significant to the Operating Partnership, and at such time the Company will consolidate the Operating Partnership. If, however, the Company makes an equity contribution, and after consideration of interests held by entities under common control, the interests are not considered significant enough to warrant consolidation, the Company would apply equity method accounting to its investment in the Operating Partnership.

We currently anticipate an affiliate to contribute a nominal $200,000 to seed the Company, which will subsequently be contributed to the Operating Partnership. We expect the nominal contribution would not result in an obligation to absorb losses/receive benefits of the Operating Partnership that could potentially be significant. Therefore we expect to apply equity method accounting until our investment in the Operating Partnership becomes significant, at which point the Company would consolidate the Operating Partnership and evaluate the change of control through ASC 810, Consolidation, and ASC 805, Business Combinations.

We will revise the disclosure on page 132 of the next pre-effective amendment to the registration statement to revise the language in the second paragraph of the overview section to state:

“We had neither engaged in any operations nor generated any revenues through December 31, 2022. Our entire activity from inception through December 31, 2022 has been to prepare for our proposed capital raise pursuant to this offering. When we receive proceeds from the sale of shares of our common stock in this offering, we will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of our shares sold. Our sponsor or its affiliates intend to make an initial capital contribution to us, which we will subsequently contribute to the Operating Partnership and receive Operating Partnership units, prior to the commencement of the offering. We expect to account for the units acquired in the Operating Partnership as an equity method investment during any period our investment in the Operating Partnership is not considered significant to the Operating Partnership and consolidate the Operating Partnership at such time our investment in the Operating Partnership is considered significant to the Operating Partnership (based on generally accepted accounting principles), and thereafter present the results of operations on a consolidated basis. Even though we have decision making power over the Operating Partnership as its general partner and common management exists over the Company and the Operating Partnership, we do not hold an economic interest in the Operating Partnership; therefore we have not consolidated the Operating Partnership nor accounted for it as an equity method investment. However, we expect to invest our capital and all our offering proceeds in the Operating Partnership and hold no other assets other than Operating Partnership units. We therefore expect to eventually consolidate the Operating Partnership, and we have included financial statements of the Operating Partnership with this prospectus, as we believe a discussion of the performance and results of operations of the Operating Partnership would be meaningful to investors.”

Share Repurchases, page 200

5.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan (the “Repurchase Plan”). The Company believes its Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. In particular, the Company is relying on the no-action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016). By way of illustration, set forth below is a table that shows the key features underlying the relief granted to Blackstone Real Estate Income Trust, Inc. and a comparison of the features in the Repurchase Plan.

Key Features of Blackstone Plan	Comparative Features of the Company’s Plan

•  All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings, and the NAV per share for each class will always be available on the Company’s website and toll-free information line.

•  All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings and required disclosures will also be made in current and/or periodic reports. The Company will also send any stockholder communications required under the Repurchase Plan. Further, the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.

•  The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus for the Offering and prospectus supplements disclosing the Transaction Price and NAV per share of each class of shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

•  The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common stock. The Company will also make required disclosures in current and/or quarterly reports, and the Company will send any stockholder communications required under the Repurchase Plan. Stockholders desiring to request the repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

•  The shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the Commission with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each month the Transaction Price and the NAV per share for each class of shares on its website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will be obligated to repurchase shares at the Transaction Price per share for the applicable class of shares.

•  Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.

•  Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.

•  Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month, subject to the Early Repurchase Deduction.

•  Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

•  With respect to the Company’s Repurchase Plan, the aggregate NAV of total repurchases of Class T, Class S, Class D and Class I shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of the Company’s common stock, if any, but excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of the Company’s aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month); and no more than 5% of the Company’s aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months).

•  Further, the Company’s Repurchase Plan provides that shares held by the Company’s Adviser acquired as payment of the Adviser’s management fee will not be subject to the Repurchase Plan, including with respect to any repurchase limits or the Early Repurchase Deduction, and will not be included in the calculation of the Company’s aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases. In addition, any repurchases of shares in respect of distributions on the performance participation interest will not be subject to the Early Repurchase Deduction but will be subject to the 2% monthly and 5% quarterly limitations on repurchases.

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

•  If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis after the Company has repurchased all shares for which repurchase has been requested due to death or disability.

•  If the monthly or quarterly volume limitation is reached in any given month or in the event that the Company determines to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis after the Company has repurchased all shares for which repurchase has been requested due to death or disability.

•  Stockholders may submit repurchase requests up to 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the month.

•  Stockholders may submit repurchase requests up to 3:00 p.m. (Central time) on the fourth to last business day of the applicable month. Stockholders may withdraw any repurchase request by notifying Inland on the Company’s toll-free information line before 12:00 p.m. Central time on the last business day of the applicable month.

•  Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.

•  Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or current or periodic report filed by the Company, as well as on the Company’s website.

•  There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•  There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•  The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

•  The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

• The Repurchase Plan is open to all stockholders.	• The Repurchase Plan is open to all stockholders.

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

6.

We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its Repurchase Plan. The Company has reviewed the applicability of Regulation M to its Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation - Operating Partnership (Successor), page F-11

7.

We note your disclosure that the Roll-up Transaction was accounted for by the Operating Partnership as an asset acquisition and all of the properties included in the Roll-up Transaction were stepped up to fair value on September 2, 2021. Please tell us how you considered the guidance in ASC 805-50 related to common control transactions in your analysis given that it appears that many of the entities involved in the Roll-up Transaction were previously managed by wholly owned subsidiaries of IPC and subsequently as it relates to the Operating Partnership involve entities that are either owned or affiliated with IPC. To the extent that your analysis also resulted in any of the entities being deemed variable interest entities, please also tell us your consideration of the guidance in ASC 810-10-30-1.

Response: The properties included in the Roll-up Transaction were contributed from eight individual Delaware statutory trusts (collectively, the “DSTs” and each, a “DST”) which were under common management by affiliates of Inland Real Estate Investment Corporation, the Company’s sponsor, but were not under common control. These DSTs were originally formed by an affiliate of the sponsor, whereby the affiliate acquired investments in real estate and subsequently contributed such real estate to the DST and syndicated up to 100% of such equity in the DSTs to participating investors seeking to re-invest proceeds from sales of their own property holdings into a vehicle that satisfied the like-kind exchange requirements of section 1031 of the Internal Revenue Code of 1986, as amended. Prior to the Roll-up Transaction, the equity in each of the eight DSTs that participated in the Roll-up Transaction had been 99%-100% syndicated to unrelated, third-party investors.

Prior to the Roll-up Transaction, each DST was a separate entity owned by a large and diverse group of beneficial interest holders and the group of DST beneficial unit holders was distinct and different across each of the 8 DSTs. Each DST was managed pursuant to an individual asset management agreement, whereby an affiliate of the sponsor performed certain duties to manage the assets of such DST, and governed by its Delaware Statutory Trust Agreement, pursuant to which the same entity served as the trustee of the DST. The trustees did not hold more than a de minimis economic interest in their respective DSTs. While an affiliate of the sponsor managed the assets and acted as the trustee of each DST, the activities of each DST were constrained by design by the trust agreements to comply with the tax law and guidance regarding exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended. For example, the Delaware statutory trust structure prevents the DST trustees from engaging in numerous actions, such as incurring new debt, issuing additional equity, re-investing operating cash flows to make new investments, or any other actions that would cause the DST to be treated as a

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

“business entity” for federal income tax purposes. Accordingly, the level of control that the trustee and business manager had over the DSTs was inherently limited, and in addition, the economic interest held by affiliates of the sponsor were insignificant individually and in the aggregate, such that none of the DSTs were consolidated by the sponsor or any of its affiliates.

Affiliates of the sponsor proposed the Roll-up Transaction as a means of providing DST investors with continued tax deferral, a near term debt-financed (and tax-free) cash distribution, future liquidity (through the option to convert Operating Partnership units into cash or Company stock and the ability to request redemption of their stock), and diversification of their investment into a broader pool of investments. Prior to the Roll-up Transaction, each DST beneficial owner was provided a transaction summary, with exhibits, describing the proposed Roll-Up Transaction. Such exhibits included the Operating Partnership’s Limited Partnership Agreement as well as a Distribution Acknowledgement and Unit Acceptance form, substantially all of which were returned in good order. The Roll-up Transaction therefore resulted in each participating beneficial owner exchanging an interest in an individual DST for a proportional unit of the Operating Partnership.

We considered ASC 805-50 and concluded there was no common control among the eight DSTs that were part of the Roll-up Transaction. In ASC 805, “control” has the same meaning as “controlling financial interest” in ASC 810-10-15-8. A “controlling financial interest” is generally defined as ownership of a majority voting interest by one entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity, with certain exceptions (e.g., bankruptcy). While majority voting ownership interests are the most common form of control, control may also be established through other means, such as variable interests under the Variable Interest Entities Subsections of ASC 810-10 or contractual and other legal arrangements.

No pre-Roll-up Transaction DST beneficial owner had, or post-Roll-up Transaction Operating Partnership unitholder has, respectively, a majority voting interest. There were and are approximately 1,000 individual investors across the eight DSTs and Operating Partnership pre- and post-Roll-up Transaction, and the largest investor has less than 3% ownership in the Operating Partnership. The Company considered that affiliates of the sponsor hold less than 1% of units in the Operating Partnership as of the balance sheet date (for avoidance of doubt, the limited partnership interests held by affiliates of the sponsor have the same rights as all other limited partners of the Operating Partnership). Consideration was also given to affiliates of the sponsor. The sponsor and its affiliates did not and do not have a majority economic interest in any of the eight DSTs pre-Roll-up Transaction or in the Operating Partnership post Roll-up Transaction, respectively.    The Company also considered examples of common control transactions set forth in ASC 805-50-15-6 as well as EITF 02-5, noting none of the examples were consistent with the pre- or post-Roll-up Transaction structure. US GAAP does not define the term “common control” but in practice it generally aligns with control for consolidation purposes (under either VOE or VIE rules). The DST entities were considered VIEs. No primary beneficiary was identified pursuant to ASC 810-10-30-1 because there were no parties that had met the power and economics criteria of ASC 810-10-25-38A through ASC 810-10-25-38J. Accordingly, there was no common control.

In summary, the DSTs and the Operating Partnership were not under common control pre- and post- Roll-up Transaction, and while the DST beneficial owners became unit holders in the Operating Partnership, each DST had a distinct group of equity holders from the other DSTs, and the Roll-up Transaction resulted in each DST beneficial owner having a very different economic interest in the Operating Partnership than what they held previously in a particular DST. The accounting treatment as of the Roll-up Transaction date reflected the stepped-up values of the properties because the Roll-up Transaction resulted in a change in control and formation of a new entity (the Operating Partnership), with very different operating objectives and a new governance structure that is not constrained by the DST trust agreements (each of the DST trusts contributed their investments to the Operating Partnership in the Roll-up Transaction).

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

Note 7 - Leases, page F-20

8.	Please expand your footnote to provide the disclosures required by ASC 842-20-50-4(g).

Response: We have included below the disclosure requirements of ASC 842-20-50-4(g) along with how the Company has addressed or will address these in the financial statements.

g. Amounts segregated between those for finance and operating leases for the following items:

1. Cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows – The Company will disclose these amounts within the “Leases” footnote in the financial statements that it will include in the next pre-effective amendment to the draft registration statement. Note that the interest expense on finance lease liability is greater than the cash paid for the finance lease during 2021, resulting in no amount being attributed to the payment of principal. Therefore, no amount has been disclosed for the finance lease payments in the cash flows from financing activities within the statements of cash flows.

2. Supplemental noncash information on lease liabilities arising from obtaining right-of-use assets – The information is already included within the “Lease Expense” section of the footnote whereby the Company has disclosed the lease liability recorded and the corresponding right-of-use asset obtained at the date of each assessment. Additionally, the information is included within the supplemental schedule of non-cash investing and financing activities in the consolidated and combined statements of cash flows. The line items that correspond to this disclosure are “Finance lease liability” and “Operating lease liability”.

3. Weighted-average remaining lease term – The Operating Partnership is a lessee under three leases only. Therefore, instead of disclosing the weighted-average remaining lease term, the Company has disclosed the remaining lease term individually for all the three leases within the “Lease Expense” section of the footnote.

4. Weighted-average discount rate – The Operating Partnership is a lessee under three leases only. Therefore, instead of disclosing the weighted-average discount rate, the Company has disclosed the discount rate individually for all the three leases within the “Lease Expense” section of the footnote.

General

9.

Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: The Company acknowledges that sales material to be used in connection with the Company’s offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all such written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the SEC prior to use for the duration of the registered public offering.

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 2, 2023

Response: The Company undertakes to provide the Staff supplementally with copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, this request is inapplicable.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@us.dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh

Enclosures